SHORESIDE INVESTMENTS, INC.

3191 South Valley Street, Suite 201

Salt Lake City, UT, 84109

(801) 474-0824

November 11, 2003

Mr. John Reynolds

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

Shoreside Investments, Inc.

Form SB-2

SEC File No. 333-89150

Dear Mr. Reynolds,

Pursuant to Rule 477 of Regulation C, this letter is a formal request to withdraw the SB-2 registration statement originally filed on May 22, 2002 by Shoreside Investments, Inc.  None of the Company’s securities have been offered or sold.  We are requesting withdrawal because the Company is exploring new business opportunities and the registration statement no longer reflects the Company’s anticipated plan of operations.

Please advise if you need any further information in order for the Commission to consent to our request to withdraw our registration statement.

Sincerely,

/s/ Robert M. Karz

Robert M. Karz

President